**Mail Stop 4561**

November 22, 2006

Dennis D. Powell
Senior Vice President and
Chief Financial Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

       **Re:**    **Cisco Systems, Inc.**
              **Form 10-K for the Fiscal Year Ended**
              **July 29, 2006**
              **Filed September 18, 2006**
              **File No. 000-18225**

Dear Mr. Powell:

       We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended July 29, 2006

Note 2. Summary of Significant Accounting Policies

Investments, page 47

1.      We note the reclassifications in your balance sheets for fiscal years 2005 and 2004 to reclassify certain amounts related to your investments from long-term to current assets and it appears that the amounts reclassified are material to your

financial statements.  Please explain the facts and circumstances that lead the Company to change their classification of investment securities at this time.  Tell us whether the reclassification impacted any debt covenants associated with the Company's senior notes issued in February 2006. Tell us why you have not identified your financial statements as restated, disclosed the impact of the restatement in the related notes and why the auditor's opinion does not refer to the restatement.  In your response, tell us how you assessed the materiality of the restatement to your financial statements and how you considered amending your prior quarterly and annual periodic Exchange Act filings.  We refer you to APB 20(or SFAS 154 if early adopted), AU 561.06 and SAB Topic 1M.

Inventories, page 47

2.      We note that you record an inventory allowance for excess and obsolete inventory.  Tell us how you considered Chapter 4, footnote 2, of ARB 43 and SAB Topic 5(BB), which indicate that inventory write-downs due to obsolescence establishes a new cost basis and should not be presented as a reserve.  Tell us if you have obsolete inventory still on hand and if so, explain why you have not disposed of such inventory yet.  Additionally, tell us if such inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs.

Revenue Recognition, page 48

3.      We note in your disclosure where you indicate that for multiple element arrangements fair value for each element is established based on the sales price charged when the element is sold separately.  Tell us how you established vendor specific objective evidence (VSOE) of the undelivered elements in your multiple element arrangements and the general terms for those elements (e.g. the initial term for PCS and maintenance).  In this regard, describe the process you use to evaluate the various factors that affect your VSOE.  For example, does the price charged for the individual elements vary from customer to customer?  If so, please explain how the Company determined that they can reasonably estimate fair value of each undelivered element.  Tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

Certifications

4.      We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals.  In future filings, the identification of the certifying individuals at the beginning of the certifications should be revised so as not to include the individual's title.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  You may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Kathleen Collins
Accounting Branch Chief